Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands except ratio)
(Unaudited)

Three Months Ended March 31, 2002
Earnings:
Loss before income taxes	$(6,731)
Adjustments:
Net interest expense (1)	27,376
Amortization of capitalized interest	2,208
Portion of rental expense representative of interest	627
Undistributed loss of affiliate	(1,173)
Minority interest of majority owned subsidiaries	12,505

$34,812

Fixed Charges:
Net interest expense (1)	$27,376
Capitalized interest	1,222
Portion of rental expense representative of interest	627

$29,225

Ratio of earnings to fixed charges	1.2

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.